Dear fellow FSD Pharma Shareholder,

You recently received an alert from us that your investment in FSD Pharma Inc. ("FSD Pharma" or the "Company") is at a crossroad. The continuing self-serving actions by Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders (collectively, the "Dissidents") highlight how dire the situation has become for the shareholders of the Company (the "Shareholders").

At the upcoming Annual and Special Meeting (the "Meeting") of Shareholders, it will be up to you to determine the best path forward. FSD Pharma recommends that Shareholders protect their interests and support value creation by voting FOR the director nominees proposed by management of the Company (the "Management Director Nominees") and all resolutions, using only the BLUE proxy. The Company is also pleased to announce that Rick Santorum, the former US Senator from Pennsylvania, and former US Presidential Candidate has agreed to be the independent chair of the Meeting. Sen. Santorum served as a United States Senator from Pennsylvania from 1995 to 2007. Sen. Santorum holds a BA from Pennsylvania State University, an MBA from the University of Pittsburgh and a J.D. degree with honors from Dickinson School of Law.

The current strategy continues to build positive momentum and offers a number of avenues to significant value creation for ALL Shareholders. Your Company is pursuing multiple applications of its lead compound, FSD-201 ultra-micronized palmitoylethanolamide ("PEA") and is also actively exploring other merger and acquisition (“M&A”) and licensing opportunities that could expand the drug development pipeline and generate new opportunities to create significant value for Shareholders. In fact, FSD Pharma has a letter of intent in place to acquire a controlling interest in a late stage asset that is expected to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022 – if we can just get beyond the distractions and cost of this proxy contest. There is positive operating momentum inside, and exciting opportunities for growth outside, your Company. Shareholders can learn more at www.fsdfuture.com.

At the same time, the Management Director Nominees are taking action to strengthen shareholder democracy by proposing to collapse the Company's dual-share structure, comprising of class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares"). FSD Pharma’s 72 Class A Shares are controlled by Dissidents Mr. Anthony Durkacz and Mr. Zeeshan Saeed, and Management Director Nominee, Dr. Raza Bokhari, the current Executive Chairman & CEO. These three individuals, who collectively exercise voting power of 19,919,520 Class B Shares, have a disproportionate advantage in determining the future of the Company over the holders of Class B Shares who have invested money into the Company. The Management Director Nominees, led by Dr. Raza Bokhari, a Class A Shareholder, seek your support to eliminate the Class A Shares, and in doing so, strengthen Shareholders' voting power at no cost to Shareholders. This would result in – among many other benefits – each Shareholder receiving a voting interest that is proportionate to their equity ownership interest. One share will equal one vote.

The Dissidents, Deliberately Sowed Confusion in their April 26th 2021 Circular, by Including Two Management Director Nominees – Mr. Donal Caroll and Mr. Frank Lavelle along with the Dissident Director Nominees, Without Their Consent or Prior Knowledge.

Mr. Donal Carroll is the Chief Financial Officer of the Company, and it is extremely irresponsible and reckless on the part of the Dissidents to leverage him to create confusion and attempt to falsely signal to Shareholders that a senior executive of the Company is supportive of the Dissidents.

To preserve and protect the integrity of the management team and smooth functioning of the Company, FSD Pharma is replacing Donal Carroll as a Management Director Nominee with Shahzad Shah, an experienced executive and former Chief Operating Officer of FV Pharma, a subsidiary of the Company. Details regarding Mr. Shah's background and experience are set out below. Further information is included in an amendment to the Company's Management Information Circular, copies of which will be mailed to Shareholders and filed under the Company's SEDAR profile.

Shahzad Shah, Chief Operating Officer of FV Pharma, Management Director Nominee

Mr. Shah is a talented and seasoned executive with over 28 years of executive leadership experience working for public and private corporations in North America. Mr. Shah brings a wealth of experience with particular strengths in areas such as building results-oriented teams that have turned around existing companies, assembled teams that have launched successful companies in North America, planned both financial and operational strategies and was part of the Leadership Team that crafted and executed strategy for a $2 billion organization.

In Mr. Shah's various executive roles, he has managed and driven continuous improvement initiatives for multi facility divisions across North America introducing Lean Methodologies and sharing best practices. Mr. Shah has directly managed various companies from $23 Million to over $110 Million in revenue. Mr. Shah was also responsible for overseeing continuous improvement initiatives for a $500 Million revenue organization.

Mr. Shah is the founder and Managing Partner of Lean Excellence Canada, a consulting and training firm. The firm offers a large range of training services, as well as training and implementation of Lean Methodologies in various organizations throughout Canada and the USA. Lean Excellence Canada has provided consulting services through a large array of industries including manufacturing, distribution, transportation, pharmaceutical companies, among many others.

Mr. Shah received his Engineering degree, Human Resource Management degree and Masters of Business Administration, from Queen’s University and Master Lean Six Sigma Black Belt from York University. Mr. Shah is currently in final phase of receiving his designation of Certified Management Consultant.

Mr. Frank Lavelle, a veteran senior healthcare executive, in condemning this irresponsible action of the Dissidents, declared it to be deceitful. Mr. Lavelle has presented a sworn Affidavit before the Superior Court of Ontario that he has only agreed to serve as a Director, if elected by the shareholders along with the Management Director Nominees. Mr. Lavelle is demanding that the Dissidents amend and re-circulate their circular with his name erased.

The Dissidents’ Flailing Actions Expose Their Focus on Maintaining Disproportionate Voting Power and Enriching Themselves at the Expense of Shareholders

The Dissidents have other plans for your Company. As is all too common in proxy contests, they are trying to replace facts with grandstanding and rhetoric, seeking to muddy the waters with irrelevant, incomplete and misleading narratives that attempt to distract Shareholders from considering their true intentions for the Company.

To cite but one example of the games the Dissidents are playing with the truth, let’s set the record straight on compensation. The fact of the matter is that my annual cash compensation is ONE dollar. The assertion that I have received $24M compensation from 2018 to 2020 and $5.7M in 2021 is misleading. I received grants of stock options and Class B securities, as non cash compensation since 2018. None of the stock options granted or class B securities have been cashed out by me. Generally Accepted Accounting Principles (GAAP) require disclosure of non-cash compensation and assign a dollar value at the time of the award. For me to realize $24M through exercising stock options, the stock price must be north of $60. In addition, unlike Mr. Durkacz and Mr. Saeed, I have invested $2 million of my own money into the Company. How much of their own money have they invested? Actions speak louder than words.

However, Mr. Durkacz and the Dissidents’ own words and actions expose what they really believe about shareholder democracy, their lack of qualifications as Director Nominees, and what Shareholders can expect should they secure control of your Company:

Mr. Durkacz and Mr. Saeed Believe Their Votes Matter More Than Yours

In a classic case of “do as I say, not as I do,” the Dissidents claim they support the rights of the Company’s Shareholders, yet they quietly plan to abstain from voting the proxies they receive from Shareholders for the resolution to collapse the Company’s dual-share structure. They have refused to disclose how they plan to vote their shares of the Company. You can only assume they will vote against the resolution thereby defeating it and perpetuating their control, which is totally disproportionate to their economic interest. This means that the Dissidents do not recommend that Shareholders vote to collapse the Company’s dual-share structure, Shareholders who deliver blank proxies to them will not be voting on this matter at all, thus eliminating your voice and what's worse they might vote against the resolution despite their abstaining on your behalf. A failure to pass this important resolution would result in Dissidents Mr. Durkacz and Mr. Saeed continuing to exercise disproportionate voting power over all holders of the Company’s Class B Shares. Apparently for the Dissidents, the principle of one share equals one vote is only for other Shareholders, not for Mr. Durkacz and Mr. Saeed. Rather than explain their blatant indifference to Shareholder interests, the Dissidents have buried their plan to abstain on page 20 of their information circular. We think that your Company’s Directors should believe in shareholder democracy, and back that up with action, as Dr. Bokhari and the Management Director Nominees have.

Mr. Durkacz Supported the Board and Management Strategy Until He Was Caught Trying to Enrich Himself.

In November 2020, Mr. Durkacz and Mr. Saeed voted in favour of making Dr. Bokhari the Executive Chairman of the Company’s Board. Shortly thereafter, Mr. Durkacz made a presentation to the Board regarding a self-serving plan to pull the Company backwards by acquiring a start-up notionally in the psychedelics sector that has no track record, cash, or research and development activities (the "Start- Up"). At that time, Mr. Durkacz failed to properly disclose his financial interests in the Start-Up. (Mr.

Durkacz argued that a single sentence at the end of the presentation simply stating that “First Capital is also a shareholder of [the Start-Up]” was enough disclosure for the Board, despite the fact that he failed to state the actual amount of the interest held through First Capital. He only recently disclosed the actual amount, because he was forced to.

Mr. Durkacz also stated, among other things, that he supports the Board and Management’s actions:

“Micro Caps must pivot to survive. FSD has done this already with current management changing the direction to biotech and it was the right thing to do for the company to survive and raise more capital.”

Anthony Durkacz, Presentation to the Board of Directors, November 16, 2020

Unfortunately for Mr. Durkacz in that same presentation he also admitted that he is ill-suited to operate and one can infer, evaluate biotech companies:

“I can’t help our team with operations of a biotech company, but I can help our team get the investor attention and valuation that it deserves”

Anthony Durkacz, Presentation to the Board of Directors, November 16, 2020

Following Mr. Durkacz’s presentation, Management explored Mr. Durkacz’s proposal, met with the leader of the Start-Up, and recommended to the Board that the Company should follow the progress of the Start-Up (in which Durkacz has an ownership position) but not proceed with a transaction at that time.

Despite his own admission that he was ill-equipped to evaluate companies in the biotech space, Mr. Durkacz was enraged by this decision, and sent an email to his fellow Directors attacking their independent judgment and threatening to “commence a claim against those rogues” and “immediately vote to remove them from the Board in a very public manner.” In the same email, Mr. Durkacz threatened to “pursue actions against those individuals.” This is exactly what he and his fellow Dissidents are attempting to do.

The Dissidents Feel So Strongly About the Qualifications of Their Nominees That They Attempt to “Borrow” Two of the Management Director Nominees

After admitting to the Board of Directors that he “can't help,” Mr. Durkacz and the Dissidents attempt to defend their qualifications to serve as Directors in their latest communication. They do this in spite of significant independence, conflict of interest and competency concerns with the Dissident Director Nominees. Incredibly in the same document, they recommend that Shareholders support two Management Director Nominees: Donal Carroll, who is no longer standing for election at the Meeting (as discussed below) and Frank Lavelle. This is dumfounding for a couple of key reasons:

  Dissidents who believe that they have a strong and qualified slate of Director Nominees do not attempt to “borrow” actual credible and qualified nominees from the Management Slate; and

  Neither of the two Management Director Nominees were contacted by the Dissidents to confirm their willingness or seek their consent to serve on a Dissident-controlled board. The Dissident circular clearly suggests the contrary in an attempt to confuse and mislead Shareholders previously.

It can be reasonably said that the best laid plans made by individuals confident in the abilities of their slate do not involve adding Director Nominees at the eleventh hour, let alone those on the other side of a proxy contest which they initiated against the Company. Perhaps if the Dissident Nominees were more qualified, or had any applicable operating experience, they wouldn’t have felt a need to take this bizarre step. This may also offer Shareholders an explanation as to why the Dissidents’ plan is heavy on rhetoric and light on details.

If the Dissidents Win, Shareholders Could Lose Twice

Proxy contests can cost millions of dollars. The Dissidents have foisted an expensive and distracting proxy contest on the Company and its Shareholders and have engaged expensive legal and proxy advisors. Now for the first time, buried on page 24 of their recent communication, the Dissidents state that they “may seek reimbursement from FSD for out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with the Meeting…” In plain English, this means that if the Dissidents are successful in seizing control of your Company, Shareholders should expect that the Dissidents could seek to recover their costs from the Company, essentially forcing Shareholders to pay for both sides of this costly and unnecessary proxy contest.

What’s Old is New Again – Mr. Durkacz’s Ability to Win While Shareholders Lose

This is far from the first time that Anthony Durkacz has attempted to win at the expense of the interests of shareholders. An article from Seeking Alpha authored by White Diamond Research from January 25, 2019 noted the following about Mr. Durkacz – who by that time had already developed quite a track record. Among other concerning excerpts, the article stated:

“Durkacz had an average loss of 92% over 11 stocks in which he had involvement;

“Durkacz has received an astounding sum of over C$28.7 million total current value in cash and warrants for being both a director and broker for FSD… First Republic Capital collected massive fees for raising money for FSD Pharma. Anthony Durkacz controls and is a shareholder for First Republic. The amount of payments and warrants his company has received have been egregious, in our opinion; and

FSD Pharma has made Durkacz a very wealthy man before the company has accomplished anything or made any profits.”1

It should by crystal clear why Mr. Durkacz and the Dissidents are fighting so hard to maintain the dual- class share structure that gives them disproportionate voting power. Don’t let them muddy the waters and take control of YOUR Company (without paying a premium) while enriching themselves at Shareholders’ expense.

Vote FOR the Management Director Nominees and Resolutions on the BLUE Proxy Today

As Shareholders you control the Company's future and will determine if the positive momentum continues, so it is essential that you vote FOR all Management Director Nominees and all resolutions in the Circular, using only the BLUE proxy. Time is of the essence. To ensure that your vote is counted at the Meeting, please vote immediately and no later than 9:00 a.m. (Toronto/New York time) on May 12, 2021. For questions or assistance in voting your proxy, please contact the Company's proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up-to-date information and convenience in voting, please visit www.fsdfuture.com.

____________________

1 https://seekingalpha.com/article/4234882-fsd-pharma-rollup-scattered-uneconomical-cannabis-investments-50minus-70-downside

I thank you for your continued support as we take the right path forward to value creation for ALL Shareholders. Time is short, so I ask you to vote using only the BLUE proxy today to protect your interests in FSD Pharma.

Sincerely,

(signed) "Raza Bokhari"

Dr. Raza Bokhari

Chief Executive Officer & Executive Chairman

These materials are important and require your immediate attention. If you have any questions or require assistance in voting your shares, please contact the proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up-to-date information and convenience in voting, please visit www.fsdfuture.com.

AMENDMENT TO THE MANAGEMENT INFORMATION CIRCULAR OF FSD PHARMA INC. DATED APRIL 20, 2021

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2021

This is an amendment (the "Amendment") to the Management Information Circular dated April 20, 2021 in respect of the Annual and Special Meeting of Shareholders of FSD Pharma Inc. scheduled to be held on May 14, 2021 (the "Circular").

Except as otherwise expressly provided in this Amendment, this Amendment is in addition to, and not in replacement of, the original Circular and capitalized terms used but not otherwise defined in this Amendment have the respective meanings given to them in the Circular.

ELECTION OF DIRECTORS

Since the date of the Circular, and as disclosed by the Company in a press release dated the date of this Amendment, Donal Carroll will no longer be standing for election as a director at the Meeting. Management has determined that in his place Shahzad Shah, the former Chief Operating Officer of FV Pharma, a subsidiary of the Company, is hereby nominated for election as a director at the Meeting. The Circular is therefore amended to remove references and information related to Donal Carroll in the capacity as a Management Director Nominee under the following headings: (i) "Reasons to Support Management's Position – II. Reasons To Vote For The Management Director Nominees – The Right Board – New Management Director Nominees"; (ii) "Shareholder Questions About the Company – How does the Company recommend I vote?"; (iii) "Statement of Corporate Governance Practices – Composition And Independence Of The Board".

The Circular is hereby amended such that all references to the "Management Director Nominees" in the Circular includes Shahzad Shah and excludes Donal Carroll. In addition, the Circular is hereby amended to include the following:

2

Shahzad Shah

Chief Operating

Officer, FV Pharma

Proposed Director

Ontario, Canada

Class A Shares: Nil.

Class B Shares: 4,975

Options: 54,727

Committee Membership

N/A

Director Since

N/A

Director of Other

Reporting Issuer:

Nil.

Mr. Shah is a talented and seasoned executive with over 28 years of executive leadership experience working for public and private corporations in North America. Mr. Shah brings a wealth of experience with particular strengths in areas such as building results-oriented teams that have turned around existing companies, assembled teams that have launched successful companies in North America, planned both financial and operational strategies and was part of the Leadership Team that crafted and executed strategy for a $2 billion organization.

In Mr. Shah's various executive roles, he has managed and driven continuous improvement initiatives for multi facility divisions across North America introducing Lean Methodologies and sharing best practices. Mr. Shah has directly managed various companies from $23 Million to over $110 Million in revenue. Mr. Shah was also responsible for overseeing continuous improvement initiatives for a $500 Million revenue organization.

Mr. Shah is the founder and Managing Partner of Lean Excellence Canada, a consulting and training firm. The firm offers a large range of training services, as well as training and implementation of Lean Methodologies in various organizations throughout Canada and the USA. Lean Excellence Canada has provided consulting services through a large array of industries including manufacturing, distribution, transportation, pharmaceutical companies, among many others.

Mr. Shah received his Engineering degree, Human Resource Management degree and Masters of Business Administration, from Queen’s University and Master Lean Six Sigma Black Belt from York University. Mr. Shah is currently in final phase of receiving his designation of Certified Management Consultant.

Composition and Independence of the Board

The Board is currently comprised of seven directors: Raza Bokhari, MD, Anthony Durkacz, Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, James A. Datin and Gerry Goldberg (collectively, the "Current Directors"). If the Management Director Nominees are elected at the Meeting, the Board will be comprised of seven directors being: Dr. Raza Bokhari, Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, Gerry Goldberg, Shahzad Shah and Frank Lavelle. The Company is not seeking re-election of Anthony Durkacz, and James A. Datin has delivered his resignation from the Board, effective April 30, 2021. The Company proposes to replace these directors with Shahzad Shah and Frank Lavelle. Zeeshan Saeed's employment with the Company was terminated for cause on January 27, 2021, which also resulted in a deemed resignation from the Board.

Dr. Raza Bokhari and Shahzad Shah are not "independent" within the meaning of such term under NI 58- 101 and the applicable NASDAQ Rules as Dr. Raza Bokhari is the Chief Executive Officer and Executive Chairman of the Company as well as a holder of Class A Shares and Shahzad Shah is the former Chief Operating Officer of FV Pharma.

3

BLUE PROXY INFORMATION

The Company will not distribute an amended BLUE proxy or BLUE voting instruction form since the number of directors being proposed for election at the Meeting has not changed and because the BLUE proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the Notice of Meeting and Circular, and with respect to any other matters which may properly come before the Meeting, including, their discretion in voting for a substitute nominee or nominees. As a result:

1. Any votes cast for Donal Carroll’s election as a director at the Meeting will be disregarded, as he is not standing for election at the Meeting.

2. Any Shareholder who has delivered or will deliver a BLUE proxy is conferring to the persons designated in the BLUE proxy discretionary authority to vote on behalf of such Shareholder on the election of Shahzad Shah as a director of the Company.

THE PERSONS DESIGNATED IN THE BLUE PROXY INTEND TO VOTE FOR THE ELECTION OF ALL MANAGEMENT DIRECTOR NOMINEES (WHICH BY VIRTUE OF THIS AMENDMENT INCLUDES SHAHZAD SHAH AND NO LONGER INCLUDES DONAL CARROLL).

If a Shareholder who has delivered a BLUE proxy wishes to revoke the discretionary authority conferred to the persons appointed in the BLUE proxy with respect to amendments to the matters identified in the Notice of Meeting and Circular, and with respect to any other matters which may properly come before the Meeting, including, their discretion in voting for a substitute nominee or nominees, such Shareholder should revoke their BLUE proxy in accordance with the instructions contained in the Circular and instead, cast their vote either in-person or virtually at the Meeting.

IF FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE MANAGEMENT DIRECTOR NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE BLUE PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE BLUE PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting, the Circular and this Amendment. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. For questions or assistance in voting your BLUE proxy, please contact the Company's proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up to date information and convenience in voting please visit www.fsdfuture.com.

If you have any questions or require
any assistance in executing your
proxy or voting instruction form,
please call Gryphon Advisors Inc. at:

North American Toll-Free Number: 1.833.292.5847

Outside North America, Banks, Brokers and Collect Calls: 1.416.902.5565

Email: inquiries@gryphonadvisors.ca

North American Toll-Free Facsimile: 1.877.218.5372

Facsimile: 1.416.214.3224

FSD PHARMA INC.

100 King Street West, Suite 3400 | Toronto, Ontario M5X 1A4

P: 647.864.7969

E: IR@FSDpharma.com

Download the latest about FSD Pharma Inc. at: www.fsdfuture.com
FSD Pharma Inc. is traded on the CSE under the symbol HUGE